

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

John Han
Chief Financial Officer
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

> **Re: DeFi Development Corp.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2025**
> **File No. 333-288067**

Dear John Han:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance